May 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Panos

Re:	Cano Health, Inc.
PRER14A - Amendment No. 2 to Preliminary Proxy Statement
Filed May 15, 2023
File No. 001-39289

Dear Mr. Panos:

This letter is submitted on behalf of Cano Health, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended preliminary proxy statement on Schedule 14A filed with the Commission on May 15, 2023 (the “Preliminary Proxy Statement”), as set forth in your letter dated May 17, 2023 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to the definitive proxy statement. In accordance with conversations with the Staff, the Company intends to file the definitive proxy statement (the “Definitive Proxy Statement”), which includes changes that reflect responses to the Staff’s comments, under the header tag DEF 14A after 5:30 p.m. (Eastern time) on May 19, 2023.

All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

Amendment No. 2 to Preliminary Proxy Statement under cover of Schedule 14A

General

1.

We note your response to prior comment number two in our correspondence dated May 10, 2023, regarding a contemplated revision on the “first page” of the proxy statement. While the Notice of Annual Meeting has been amended to reflect an anticipated distribution date of the proxy statement, the Notice is not part of the proxy statement as codified at Rule 14a-101. For the avoidance of doubt, please confirm that the anticipated date of the proxy statement’s distribution will be printed on the page currently bearing page number one.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the anticipated date of the proxy statement’s distribution will be added to the first page of the Definitive Proxy Statement.

2.

We note your response to prior comment four in our correspondence dated May 10, 2023, acknowledging the existence of a solicitation in opposition. Given that such counter solicitation is seeking to have shareholders withhold authority for the registrant’s director nominees, please confirm, if true, that each of the nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1)(i).

RESPONSE: The Company respectfully advises the Staff that the Company will include disclosure in the Definitive Proxy Statement that each of the director nominees has consented to being named in the proxy statement and to serve if elected.

3.	Please revise the form of proxy to explicitly indicate in bold-face type that the proxy is being solicited on behalf of the registrant’s board of directors. See Rule 14a-4(a)(1).

RESPONSE: The Company respectfully advises the Staff the Company will revise the form of proxy to indicate in bold-face type that the proxy is being solicited on behalf of the Company’s board of directors.

4.	Please advise us why the form of proxy has not specified whether each of the matters upon which shareholders are being asked to vote have been proposed by the registrant. See Rule 14a-4(a)(3).

RESPONSE: The Company respectfully advises the Staff that the Company will revise the form of proxy to specify that each of the matters upon which shareholders are being asked to vote has been proposed by the Company.

5.	Please advise why the form of proxy does not state whether or not any matter is related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3).

RESPONSE: The Company respectfully advises the Staff that the Company will revise the form of proxy to indicate that the approval of each proposal is independent of the other proposals.

*****

Please direct any questions regarding the Company’s responses to me at (561) 403-9908 or David.Armstrong@canohealth.com.

Sincerely,

Cano Health, Inc.

By: /s/ David Armstrong
Name: David Armstrong Title: General Counsel, Chief Compliance Officer and Secretary

cc:	Audrey S. Leigh, Esq., Goodwin Procter LLP